June 15, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Craig Wilson

	Re:	Quantum Corporation Form 10-K for Fiscal Year Ended March 31, 2008 Filed June 13, 2008 File No. 001-13449

Ladies and Gentlemen:

Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to the additional comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated May 12, 2009 relating to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2008, filed June 13, 2008.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 3: Summary of Significant Accounting Polices

Service Parts for Maintenance, page 59

1.	Your response to prior comment number 7 indicates that a typical product has a three to five year life span after which you are committed to providing service for an additional five years, Please clarify for us the period over which you provide your general product warranty as compared to your separate extended warranty contracts. In this regard, we note your disclosure on page 59, which indicates you generally provide a product warranty of 3 to 36 months.

Securities and Exchange Commission

June 15, 2009

Response:

Our general product warranty ranges between 3 to 36 months as disclosed in our financial statements. Uplifted warranty contracts that provide customers with enhanced service response times may be purchased during the warranty period, and extended warranty contracts are available upon completion of the warranty period up to five years after we communicate end of life of a product.

2.	We believe the model described in Q&A number 12 of TIS Section 2140 is the appropriate model to account for your service parts for maintenance. Please provide an analysis that shows the impact to the statements of operations of recording the cost of parts in the periods in which they are actually used as opposed to amortizing the cost of these parts over the expected period in which they are used. Additionally, it appears that the use of the inventory model may require you to re-evaluate your conclusion with respect to balance sheet classification. Please also provide us with an analysis of the impact of these changes on your previously-issued balance sheets, including working capital. If you intend to classify a portion of these parts as long term within your balance sheet, explain the basis for that conclusion and provide us with an analysis that supports the amount.

Response:

Based on our recent discussions with the Staff, we understand that the inventory method described in Q&A number 12 of TIS Section 2140 (“Section 2140”) is the preferable accounting model compared to the amortization method we have used historically. In order to address how we plan to reflect the inventory method in our financial statements and the impact of adopting that method, we have categorized our response into three sections: (1) lower of cost or market, (2) service part transactions, and (3) materiality analysis.

Lower of Cost or Market

When accounting for service parts under the inventory method described in Section 2140, the loss of utility that occurs over the life of the parts must be considered. ARB No. 43, Chapter 4, paragraph 8 requires that inventories be recorded at the lower of cost or market (“LCM”) and a loss of utility be reflected as a charge against the revenues of the period in which it occurs and should be recognized whenever the utility of goods is impaired. We believe that in our case the loss of utility of our service parts is largely the result of excess and obsolete service parts which are a function of our products’ life cycles.

Securities and Exchange Commission

June 15, 2009

At the time of acquisition of a service part its utility is 100% of its purchase price. At the end of a service part’s life, there is zero value remaining (100% loss of utility). We believe that under the inventory method, this loss of utility is reflected through the use of an LCM model that is similar to what we currently utilize for our manufacturing inventory. Estimates and assumptions are inherent in this model, and the following discussion outlines these assumptions.

As service parts progress through their support life, utilization generally decreases as uplifted and extended warranty periods expire, service contracts begin declining and usage of service parts for out-of-warranty repairs become less frequent. This service part cycle occurs within all of our product lines. Therefore, in applying the inventory method, we have modeled a decline in value of service parts based on slow down of usage of parts in all our service locations. As the parts transition through product life cycles and begin having less movement, we would write down their carrying value based on the slow down in usage. In addition, we would specifically review certain service part locations that have higher likelihood of loss of value due to the nature of the service parts in these locations, for example, locations where parts with low expected future demand are held. In these cases we would apply LCM on a specific identification basis. Applying this model to our service parts as of the dates below results in the following net service parts for maintenance balance compared to what was previously reported (in thousands except for percentages):

	Amortization Model (As Reported)	LCM Model	Difference	% Difference
3/31/2007	$82,361	$84,144	$(1,783)	-2.2%
3/31/2008	77,211	77,581	(370)	-0.5%

LCM for service parts is a function of our products’ life cycles, and we do not believe that the usage of these parts in our service operations results in further reductions to their carrying value. This point is addressed in the section below.

Service Part Transactions

We record additions to service parts for maintenance as an asset and perform regular physical and cycle counts of service parts to verify quantities on hand. We maintain records of the physical movement of parts when a service part is “put into service” at a customer site and when the faulty part is returned to us by our customer. This faulty part is inspected by our Quality department and after this inspection a part is classified as either: (1) no trouble found (“NTF”), (2) repairable or (3) non-repairable. The part we receive back from the customer site is the same type of part we sent out, and the time lag between the distribution to the customer and the return of the service part is short.

Securities and Exchange Commission

June 15, 2009

If the faulty part returned is determined to fall into the NTF category, which represents about half of all returns, then the part is returned to the service parts pool. If the faulty part returned is repairable, the part is refurbished and returned to the service parts pool. Typically, required repairs are quick and simple to perform. If the faulty part returned is determined to be non-repairable, the part is scrapped.

Under the inventory method described in Section 2140, the usage of parts would result in an expense being recorded when the service parts are provided to a customer; however, a corresponding entry would also be recorded to reflect our receipt of the faulty part from the customer at the fair value of the part when repaired and returned to the service parts pool. We believe the fair value of non-repairable parts returned by customers is $0. We believe that the fair value of both NTF and refurbished parts approximates the carrying value of the replacement parts that we ship to the customer, regardless of the age or prior usage of that part. The key reasons for this are summarized below.

•

The expected future period for which we will be able to use an NTF or refurbished part is the same as the expected period during which the customer will receive the benefit of the replacement part shipped to them. The determination of this expected future use period is based on a number of factors, including but not limited to the product life cycle, number of outstanding service contract commitments and end of service life commitment for that product line rather than on the age of an individual service part that meets our quality specifications. In other words, a part with less usage has the same value as a part with more usage because both can be and are used interchangeably for repair over the remaining service life commitment for a particular product.

•

Our Quality and Engineering departments demonstrate during product qualification testing that our products have operating life spans that are at least twice as long as what our heaviest usage customers would require. The majority of our customers use our products less than these heavy users. Our service parts typically have fewer hours of use than products that are in continuous use in a customers’ IT environment. Therefore, actual usage hours of a service part are significantly lower than its operating life span. Accordingly, we believe that identical service part numbers that meet our quality specifications have the same value regardless of their age or prior utilization because all parts have a large portion of operating life remaining.

•

There is not an active market for our used service parts. While we have had a limited number of sales of service parts historically, it has been our experience that a service part that has been in service for X years has sold for the same price as the same part with Y years of service. In other words, the fair value of two identical refurbished service parts that differ only in how long they have previously been used is the same regardless of age.

Securities and Exchange Commission

June 15, 2009

•

We continually use and refurbish the service parts over the entire product life cycle. The individual service parts used to fulfill customer service requests are predominately refurbished parts. During any period, the cost of service parts that we ship to customers to fulfill our service obligations significantly exceeds the cost of service parts that we purchase. For example, we shipped out and received back approximately $287 million in service parts over the past two fiscal years but purchased only $18 million in service parts during the same period. Purchases for our service parts pool typically relate to new product introductions and new service geographies where we need to stock service locations to support new revenue shipments.

Because we believe that the fair value of both NTF and refurbished parts approximates the carrying value of the replacement part shipped to the customer, in our application of the inventory method, we would record NTF and refurbished parts at the same carrying value as the replacement part shipped.

Materiality Analysis

This section summarizes the impact to our previously issued financial statements of applying the inventory method rather than the amortization method and classifying service parts as current assets rather than long-term assets on the balance sheet. We changed to the amortization method of accounting for service parts during the second quarter of fiscal 2007 in order to reflect the changed nature of our service operations after acquiring Advanced Digital Information Corporation (“ADIC”).

Securities and Exchange Commission

June 15, 2009

Statement of Operations

The following tables show the impact to the previously reported consolidated statements of operations had the inventory method been used to account for service parts during fiscal years 2007 and 2008 (in thousands except for percentages and per share amounts):

	Year ended 3/31/07
	As Reported	Service Parts Adjustment	As Revised	% Change
Total cost of revenue	$722,789	$(1,783)	$721,006	-0.2%
Gross margin	293,385	1,783	295,168	0.6%
Gross margin %	28.9%		29.0%	0.6%
Loss before income taxes	(59,156)	1,783	(57,373)	-3.0%
Net loss	(64,094)	1,783	(62,311)	-2.8%
Net loss per share	(0.33)		(0.32)	-2.8%

	Year ended 3/31/08
	As Reported	Service Parts Adjustment	As Revised	% Change
Total cost of revenue	$656,598	$1,413	$658,011	0.2%
Gross margin	319,104	(1,413)	317,691	-0.4%
Gross margin %	32.7%		32.6%	-0.4%
Loss before income taxes	(60,716)	(1,413)	(62,129)	2.3%
Net loss	(60,234)	(1,413)	(61,647)	2.3%
Net loss per share	(0.30)		(0.30)	2.3%

We believe the impact above is not quantitatively significant to the statement of operations.

In addition to the quantitative analysis above, we also assessed qualitative aspects to determine whether the difference between the inventory and amortization method would be material to the Company’s previously reported financial statements. We considered the following qualitative factors in our assessment of materiality:

•	Whether the difference arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision in the estimate.

•	Whether the difference masks a change in earnings or other trends.

•	Whether the difference hides a failure to meet analysts’ consensus expectations for the Company.

•	Whether the difference changes a loss into income or vice versa.

Securities and Exchange Commission

June 15, 2009

We also assessed whether or not the difference between the inventory and amortization method would have an impact on the following items:

•	Our compliance with regulatory requirements;

•	Our compliance with loan covenants or other contractual requirements;

•	Management’s compensation; and

•	Concealment of an unlawful action.

We concluded that the difference between the inventory and amortization method does not distort earnings trends, cause us to not meet analyst expectations that we had previously met with our reported numbers or change a loss into income or vice versa. The use of the amortization method did not impact our compliance with regulatory requirements, compliance with loan covenants, management compensation or conceal an unlawful action. No management bonuses were paid during either fiscal 2007 or 2008.

As a result of our analysis of both quantitative and qualitative factors, we concluded that the difference between the inventory and amortization method on each period of previously reported statement of operations amounts is not material and would not be probable of changing or influencing the judgment of a reasonable person relying on the reported information. Therefore, we respectfully ask that the Staff allow us to adopt this change in accounting principle to the inventory method on a prospective basis rather than retrospectively changing our previously reported statements of operations.

Securities and Exchange Commission

June 15, 2009

Balance Sheet

The following tables show the impact to previously reported consolidated balance sheets and related measures as of March 31, 2007 and 2008 if we had classified service parts for maintenance as current assets rather than long-term assets (in thousands except for current ratio and percentages):

	As of 3/31/07
	As Reported	Service Parts Adjustment	As Revised	% Change
Current assets	$386,461	$82,361	$468,822	21%
Long-term assets	739,368	(82,361)	657,007	-11%
Current liabilities	329,450		329,450	0%
Working capital	57,011	82,361	139,372	144%
Current ratio	1.17		1.42	21%

	As of 3/31/08
	As Reported	Service Parts Adjustment	As Revised	% Change
Current assets	$395,297	$77,211	$472,508	20%
Long-term assets	670,428	(77,211)	593,217	-12%
Current liabilities	282,183		282,183	0%
Working capital	113,114	77,211	190,325	68%
Current ratio	1.40		1.67	20%

We believe the impact of reclassifying service parts from long-term to current assets is quantitatively significant. However, we do not believe this reclassification to be material based on consideration of the qualitative considerations summarized in the “Statement of Operations” section above. Additionally, service parts have historically been transparently disclosed as a separate line on our balance sheet, and reclassifying them from long-term to current assets would not negatively impact our working capital or current ratio. Accordingly, as discussed in our call, we would like to apply this reclassification prospectively in our financial statements, commencing with our Form 10-K filing for the fiscal year ended March 31, 2009, in which we would reclassify the March 31, 2008 balance to conform to this classification and disclose the rationale for the reclassification.

Securities and Exchange Commission

June 15, 2009

Part III

Item 11. Executive Compensation (incorporated by reference from Def 14A filed on June 27, 2008)

Compensation Discussion and Analysis, page 19

3.	We note your response to prior comment number 8. When a named executive officer’s individual performance has had a material effect on the compensation paid to that officer, the company should disclose in its compensation discussion and analysis how it evaluated the officer’s individual performance, including identifying any annual performance objectives assigned to that individual as well as actual performance against those objectives. Please confirm that you will provide this disclosure in future filings.

Response:

We confirm that we will provide this disclosure in future filings.

Equity Compensation, page 23

4.	We note your response to prior comment number 9. The company’s explanation as to how it determined the size of the equity grants awarded to its named executive officers is still too general. Your response indicates that the size of the equity grants made in 2008 was based in part on equity grant guidelines established by the company. However, you do not disclose these guidelines. You indicate that your CEO recommended the size and form of the equity grants made to your named executive officers based on several factors. However, you do not explain how your CEO weighed and applied these factors in each individual case to reach his recommendation. Finally, it is unclear from your response whether the Leadership and Compensation Committee adopted the CEO’s recommendations or modified them based on its own evaluation of the factors identified or additional factors. Please confirm that in future filings you will provide a more substantive analysis as to how you determined the equity grants made to each of your named executive officers.

Response:

We confirm that we will provide more substantive analysis regarding this disclosure in future filings.

Securities and Exchange Commission

June 15, 2009

* * * * * * *

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 201-1481. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 201-1577. Thank you for your assistance.

Sincerely,

/s/ JON W. GACEK
Jon W. Gacek
Executive Vice President,
Chief Financial Officer and
Chief Operating Officer
Quantum Corporation